EXHIBIT 21.1

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
PCTEL (Shanghai) Electronics Company LTD	China
PCTEL (Tianjin) Electronics Company Ltd.	China
PCTEL Israel Ltd.	Israel
PCTEL Limited (United Kingdom)	United Kingdom
Sparco Technologies, Inc.	Texas
PCTelWorx, Inc.	Delaware